SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (Amendment No. 1)*

NAME OF ISSUER:   Chad Therapeutics, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value
$.01 per share.

CUSIP NUMBER: 157228107

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Kevin B. Kimberlin
     c/o Spencer Trask Holdings Incorporated
     535 Madison Avenue
     New York, New York  10022
     Tel:  (212) 355-5565
     Fax:  (212) 751-3483

DATE OF EVENT WHICH REQUIRES FILING: February 2, 1998

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this 13D, and is filing this schedule because of Rule
13d-1(e), (f) or (g), check the following box: ______

NOTE: Schedules filed in paper format should include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                              Page 2
CUSIP NO.: 157228107

1.   NAME OF REPORTING PERSON: Kimberlin Family Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes                 No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Colorado

7.   SOLE VOTING POWER:  836,560

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER: 836,560

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:    836,560

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes       No x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             8.40%

14.  TYPE OF REPORTING PERSON: PN

                                                   Page 3
CUSIP NO.: 157228107

1.   NAME OF REPORTING PERSON: Kevin B. Kimberlin

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: OO

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes                 No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

7.   SOLE VOTING POWER:
       836,560 shares owned by Kimberlin Family Partners, L.P.
       10,800 shares owned by the International Aids
         Foundation

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:
       836,560 shares owned by Kimberlin Family Partners, L.P.
       10,800 shares owned by the International Aids
         Foundation

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
       836,560 shares owned by Kimberlin Family Partners, L.P.
       10,800 shares owned by the International Aids
         Foundation

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes       No x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             8.50%

14.  TYPE OF REPORTING PERSON: IN

                                                    Page 4
     Item 1.   Security and Issuer.

     This Amendment No. 1 corrects certain information contained in, and amends, the Schedule 13D, dated October 14, 1997, filed by Kimberlin Family Partners, L.P. (the "Partnership") relating to the common stock, $.01 par value per share (the "Common Stock"), of Chad Therapeutics, Inc., a California corporation (the "Company"), whose principal executive offices are located at 21622 Plummer Street, Chatsworth, California 91311. This Amendment No. 1 also constitutes an initial filing on Schedule 13D by Kevin B. Kimberlin.

     Item 2.   Identity and Background.

     (a) This Amendment No. 1 is being filed by the Partnership, a Colorado limited partnership, and Kevin B.
Kimberlin, the sole general partner of the Partnership.

     (b) The address of the principal business and the principal office of the Partnership and the business address of Mr. Kimberlin is c/o Mr. Kimberlin, Spencer Trask Holdings Incorporated, 535 Madison Avenue, New York, New York 10022.

     (c) The principal business of the Partnership is the making and holding of investments in securities. The present principal occupations of Mr. Kimberlin are Chairman of Spencer Trask Holdings Incorporated, an investment banking firm located at the business address set forth in Item 2(b) above, and private investor.

     (d) Neither the Partnership nor Mr. Kimberlin has, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

     (e) Neither the Partnership nor Mr. Kimberlin has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Kimberlin is a United States citizen.

   Item 3. Source and Amount of Funds or Other Consideration.

     On February 2, 1998, The International Aids Foundation, a charitable trust created by Mr. Kimberlin (the "Foundation"), sold an aggregate of 11,000 shares of Common Stock previously contributed by Mr. Kimberlin to the Foundation (over which the trustees of the Foundation, of which Mr. Kimberlin is one, have sole dispositive and voting power) in open market transactions at an average sale price of $7.13 per share, for an aggregate sales price of $78,430.

     On February 2, 1998, the Partnership utilized available cash to purchase an aggregate of 11,000 shares of Common Stock in open market transactions at an average purchase price of $7.13 per share, for an aggregate purchase price of $78,430.

     Item 4.   Purpose of Transaction.

     The Partnership acquired and holds the shares of Common
Stock described in Item 3 above solely for investment purposes.

     Except as set forth herein, the Partnership and Mr.
Kimberlin have no plans or proposals relating to or which would result in any of the events or matters described in Items 4(a)-(j), inclusive, of Schedule 13D.

     Item 5.   Interest in Securities of the Issuer.

     (a) The Partnership is the beneficial owner of 836,560 shares of Common Stock, representing, as of February 11, 1998, approximately 8.40% of the issued and outstanding shares of Common Stock. Mr. Kimberlin may be deemed a beneficial owner of the 10,800 shares of Common Stock owned by the Foundation and of the 836,560 shares of Common Stock owned by the Partnership, for an aggregate of 847,360 shares of Common Stock, representing, as of February 11, 1998, approximately 8.50% of the issued and outstanding shares of Common Stock. (see Item 5(b) below).

     In its Schedule 13D, dated October 14, 1997, the
Partnership incorrectly stated that it beneficially owned
759,704 shares of Common Stock as of such date. In fact, the Partnership beneficially owned 825,560 shares as of such date.

     (b) The Partnership has the sole power to vote and to dispose of all shares of Common Stock beneficially owned by it. As sole general partner of the Partnership, Mr. Kimberlin has the authority to direct the voting and/or disposition of all shares of Common Stock owned by the Partnership. In addition, Mr. Kimberlin is a trustee of the Foundation. There are three trustees of the Foundation and determinations in respect of the voting and disposition of securities owned by the Foundation are made by a majority vote of the trustees.
As a trustee of the Foundation, Mr. Kimberlin may be deemed to be a beneficial owner of the 10,800 shares of Common Stock owned by the Foundation and previously contributed to it by Mr. Kimberlin.

     (c) Except as set forth in Item 3 above, there have been no transactions in the Common Stock effected during the past
60 days by the Partnership or Mr. Kimberlin.

     (d) Not applicable.

     (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer.

     Pursuant to the Trust Agreement, dated as of December 29, 1989, creating the Foundation, of which Mr. Kimberlin is the settlor and a co-trustee, the trustees of the Foundation, by majority vote, have the sole right to vote and dispose of the shares of Common Stock previously contributed by Mr. Kimberlin to the Foundation.

     Item 7.   Material to be Filed as Exhibits

     Exhibit 7.1 Trust Agreement, dated as of December 29, 1989 by and between Kevin B. Kimberlin (as settlor and trustee), Lynn McClure (as trustee) and Joni Steele (as trustee)

                                                   Page 7
                            Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 16, 1998

                              KIMBERLIN FAMILY PARTNERS, L.P.


                              By:Kevin B. Kimberlin
                                 -----------------------
                                 Kevin B. Kimberlin
                                 General Partner


                                 Kevin B. Kimberlin
                                 -----------------------
                                 Kevin B. Kimberlin

                                                     Page 8
                              EXHIBIT INDEX

                                                         Page #

     Exhibit 7.1   Trust Agreement, dated as of            9
                   December 29, 1989 by and between
                   Kevin B. Kimberlin (as settlor and
                   trustee), Lynn McClure (as
                   trustee) and Joni Steele (as trustee)